Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway BurnabyBCV5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Announces Election of Directors at Annual General Meeting

VANCOUVER, June 3, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) held its 2015 Annual General Meeting yesterday at the Company's headquarters facility in Burnaby, British Columbia. All nominees listed in the Management Proxy Circular dated April 10, 2015 were elected as directors of the Company.

Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian A. Bourne	9,157,067	94.72	510,152	5.28
Douglas P. Hayhurst	9,212,973	95.30	454,246	4.70
Edwin J. Kilroy	9,226,356	95.44	440,863	4.56
R. Randall MacEwen	9,124,026	94.38	543,193	5.62
James Roche	9,267,172	95.86	400,047	4.14
Carol M. Stephenson	8,753,486	90.55	913,733	9.45
David B. Sutcliffe	9,140,315	94.55	526,904	5.45
Ian Sutcliffe	9,147,463	94.62	519,756	5.38

Director biographies are available in the Corporate Leadership section of the Company's website.

At the Annual General Meeting, Ballard's CEO and CFO also provided an update on the business.

In addition, KPMG LLC Chartered Accountants was appointed as auditor for the Company and an advisory vote approved the approach to executive compensation and equity compensation plans disclosed in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditors	38,676,977	90.34	4,136,146	9.66
Executive Compensation	7,745,936	80.16	1,917,060	19.84
Equity Compensation Plans	6,537,995	67.66	3,125,001	32.34

Final voting results on all matters voted on at the Annual General Meeting held on June 2, 2015 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:50e 03-JUN-15